SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                                   CD&L, Inc.
                             ---------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    14983Y107
                                    ---------
                                 (CUSIP Numbers)




                  Mr. Jeffrey Youle             with copies to:
                     BNP Paribas              Robyn Shields, Esq.
                 787 Seventh Avenue               BNP Paribas
                 New York, NY 10019           787 Seventh Avenue
                   (212) 841-2000             New York, NY 10019
                                                (212) 841-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 14, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /__/

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 14983Y107
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         BNP Paribas                         I.R.S. Identification No. 650735612

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**  (a) /   /
                                                             (b) / x /
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS (See Instructions)

         OO (SEE ITEM 3)

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      /   /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of France


----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              5,586,847*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            5,586,847*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,586,847**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               /   /

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.2%**
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         OO
-------- -----------------------------------------------------------------------
* Represents Common Stock issuable upon the exercise of Warrants and the conversion of Preferred Stock and Series B Notes (see Item 2).

**As a result of the Stockholders Agreement attached hereto as Exhibit 6, the Reporting Person may be deemed to constitute a group with the other parties thereto, other than the Issuer. If the Reporting Person is deemed to be a group member, then the aggregate amount beneficially owned by such Reporting Person would include the shares beneficially owned by such other parties, which the Reporting Person believes would total 11,661,109 shares, which would constitute 60.4% of the Common Stock outstanding as of the date hereof. See Item 5(a).

                                  SCHEDULE 13D

Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), of CD&L, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 80 Wesley Street, South Hackensack, New Jersey.

Item 2.   Identity and Background.

          (a)-(c), (f): BNP Paribas, a societe anonyme, or limited liability banking corporation, is organized under the laws of the Republic of France. The address of its principal business and principal office is 16 Boulevard des Italiens, 75009, Paris, France. The address of the principal office of the New York branch of BNP Paribas is 787 Seventh Avenue, New York, NY 10019. The principal business of BNP Paribas is commercial and investment banking.

          In connection with that certain Senior Subordinated Loan Agreement (the "Existing Loan Agreement"), dated as of January 29, 1999, among the Issuer, Paribas Capital Funding LLC, a Delaware limited liability corporation ("PCF"), Exeter Capital Partners IV, L.P., a Delaware limited partnership ("Exeter Capital"), Exeter Venture Lenders, L.P., a Delaware limited partnership ("Exeter Venture"), the Issuer, PCF, Exeter Capital and Exeter Venture (together with PCF, the "Lenders") entered into a Warrant Agreement on the same date (the "Warrant Agreement"), pursuant to which the Lenders purchased certain common stock purchase warrants (each a "Warrant" and, collectively, the "Warrants") to purchase shares of Common Stock. The Warrant Agreement is described in Item 6, is incorporated herein by reference and is attached hereto as Exhibit 1.

          To BNP Paribas' knowledge, the general partner of Exeter Capital is Exeter IV Advisors, L.P., and the general partner of Exeter IV Advisors, L.P. is Exeter IV Advisors, Inc. To BNP Paribas' knowledge, the general partner of Exeter Venture Lenders, L.P. is Exeter Venture Advisors, Inc. To BNP Paribas' knowledge, Keith R. Fox is the sole shareholder of Exeter IV Advisors, Inc. and Exeter Venture Advisors, Inc. Thus, to BNP Paribas' knowledge, Mr. Fox is the beneficial owner of the holdings of Exeter Capital, Exeter IV Advisors, L.P, Exeter IV Advisors, Inc., Exeter Venture and Exeter Venture Advisors, Inc. (together with Mr. Fox, "Exeter")

          Of such Warrants, PCF purchased 337,500 Warrants and, to BNP Paribas' knowledge, Exeter purchased 168,750 Warrants. The Warrants expire on January 29, 2009 and are exercisable at a price equal to $.001 per share (the "Exercise Price") subject to adjustment as provided in the Warrant Agreement. The number of shares of Common Stock issuable upon the exercise of each Warrant as of April 14, 2004 was one. Pursuant to Section 10 of the Warrant Agreement, upon the payment of any dividend or distribution by the Issuer on its capital stock, the Issuer will simultaneously pay to each holder of Warrants a corresponding dividend or distribution.

          In December 2002, PCF was dissolved, and the Issuer's indebtedness (the "Existing Indebtedness") under the Existing Loan Agreement and the Warrants previously held by PCF were transferred to BNP Paribas. As of April 14, 2004, BNP Paribas held 337,500 Warrants and, to BNP Paribas' knowledge, Exeter held 168,750 Warrants.

          On April 14, 2004 (the "Closing Date"), the Existing Indebtedness under the Existing Loan Agreement was restructured and converted into new loans and capital stock of the Issuer (the "Recapitalization") pursuant to a Restructuring and Exchange Agreement (the "Exchange Agreement"), dated as of April 14, 2004, by and among the Issuer, BNP Paribas, Exeter, Albert W. Van Ness, Jr., William T. Brannan, Michael Brooks, Russell Reardon, Mark Carlesimo, Matthew Morahan, Vincent P. Brana, Martin C. Galinsky, Peter Young, Jack McCorkell, Curtis G. Hight, J. Daniel Ayer, Ralph M. Bahna and Dominick Simone (together, the "Investors"). The Exchange Agreement is incorporated herein by reference and is attached hereto as Exhibit 2. Pursuant to the Exchange Agreement, Existing Indebtedness in the amount of $11,000,000 was converted into Series A Convertible Redeemable Preferred Stock, par value $.001 per share (the "Preferred Stock") and convertible notes consisting of Series A Convertible Subordinated Debentures (the "Series A Notes") and Series B Convertible Subordinated Debentures (the "Series B Notes" and, together with the Series A Notes, the "Convertible Notes"), in consideration for and in satisfaction of the Existing Indebtedness. The Investors simultaneously purchased the Series A Notes from the Lenders for a purchase price of $3,000,000 in cash and further lent the Issuer under and pursuant to the Amended and Restated Loan Agreement an additional $1,000,000 in exchange for further Series A Notes, the proceeds of which were used in part by the Issuer to pay interest due as of the Closing Date on the Existing Indebtedness. The terms of the Convertible Notes are governed by that certain Amended and Restated Senior Subordinated Loan Agreement (the "Amended and Restated Loan Agreement"), dated as of January 29, 1999 and amended and restated as of April 14, 2004, among the Issuer, BNP Paribas, Exeter and the Investors. The Amended and Restated Loan Agreement and a form of the Convertible Notes are described in Item 6, are incorporated herein by reference and are attached hereto as Exhibits 3 and 4.

          Following the Recapitalization and pursuant to the Exchange Agreement, BNP Paribas held 262,467 shares of the Preferred Stock and $2,666,667 in aggregate principal amount of the Series B Notes, and, to BNP Paribas' knowledge, Exeter Venture and Exeter Capital each held 65,617 shares of Preferred Stock and $666,667 each in aggregate principal amount of the Series B Notes. To BNP Paribas' knowledge, following the Recapitalization and pursuant to the Exchange Agreement, the Investors held $4,000,000 in aggregate principal amount of the Series A Notes.

          Pursuant to the terms of the Certificate of Designations, Preferences and Rights of Series A Convertible Redeemable Preferred Stock of the Issuer (the "Certificate of Designations") filed with the Secretary of State of the State of Delaware on April 14, 2004, as of the Closing Date, each share of Preferred Stock was convertible into ten shares of the Issuer's Common Stock, subject to adjustment as described therein. As of the Closing Date, BNP Paribas' shares of Preferred Stock were convertible into 2,624,673 shares of Common Stock, and, to BNP Paribas' knowledge, Exeter held 1,312,337 on an as converted basis. The Certificate of Designations is described in Item 6, is incorporated herein by reference and is attached hereto as Exhibit 5. According to the terms of the Series B Notes, the Series B Notes are convertible into such shares of Common Stock as determined by taking the sum of the principal amount of Series B Notes, and any interest due and unpaid thereon from the date of issue to the date of conversion, and dividing such amount by a conversion price of $2.032, subject to adjustment as described therein, of which BNP Paribas held 1,312,336 of such shares on an as converted basis and, to BNP Paribas' knowledge, Exeter held 656,168 of such shares as of the Closing Date.

          On the Closing Date, the Issuer, the Lenders and the Investors also entered into a Stockholders Agreement (the "Stockholders Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement"). The Stockholders Agreement and the Registration Rights Agreement are described in
Item 6, are incorporated herein by reference and are attached hereto as Exhibits 6 and 7. Certain provisions of the Stockholders Agreement may be deemed an agreement by BNP Paribas, Exeter and the Investors to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of the Issuer pursuant to Rule 13d-5(b)(1) of the Exchange Act, and, accordingly, may result in the formation of a group for purposes of Sections 13(d) and 13(g) of the Exchange Act, as of the Closing Date, of all equity securities of the Issuer beneficially owned by any such persons.

          Listed on Schedule A attached hereto and incorporated herein by reference are the names of, and certain information concerning, the directors and executive officers of BNP Paribas.

          (d)-(e): None of BNP Paribas, nor, to its knowledge, any of the persons listed on Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          As a part of its loan to the Issuer under the Existing Loan Agreement, BNP Paribas purchased 337,500 Warrants. On the Closing Date, in accordance with the terms of the Exchange Agreement, BNP Paribas exchanged $7,333,333 in aggregate principal amount of a promissory note by the Issuer governed by the Existing Loan Agreement for (i) 262,467 shares of Preferred Stock, having a liquidation preference of $2,666,667, (ii) $2,000,000 in aggregate principal amount of Series A Notes and (iii) $2,666,667 in aggregate principal amount of Series B Notes. On the Closing Date, the Investors purchased from BNP Paribas the $2,000,000 in aggregate principal amount of Series A Notes for $2,000,000 in cash.

Item 4.   Purpose of Transaction.

          BNP Paribas purchased the Warrants in connection with its loan to the Issuer pursuant to the Existing Loan Agreement. BNP Paribas acquired the Preferred Stock and Series B Notes beneficially owned by it for the purpose of restructuring the Issuer's Existing Indebtedness.

          BNP Paribas' current ownership of securities convertible for Common Stock is such as may enable BNP Paribas to influence the management of the Issuer. BNP Paribas may, from time to time, make purchases of Common Stock and additional purchases of Warrants, Preferred Stock, Series B Notes or other securities of the Issuer either in the open market or in private transactions or BNP Paribas, may exercise its Warrants or convert its Preferred Stock or Series B Notes depending upon its evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to BNP Paribas, general economic conditions, stock market conditions and other factors. Depending upon such factors, BNP Paribas may also decide to hold or dispose of all or part of its investment in the Warrants, the Preferred Stock and Series B Notes. BNP Paribas may also decide to participate in any additional financing by the Issuer. As a part of this ongoing review, BNP Paribas may engage legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, and other applicable laws and contractual limitations.

          As further described in Item 6 below, pursuant to the Stockholders Agreement, the Lenders will have the right to elect at their discretion two members of the Issuer's board of directors, which election would enable the Lenders to influence the management of the Issuer. Pursuant to the Stockholders Agreement, the Investors have the right to designate for election three members of the Issuer's board of directors, and the Lenders have agreed to vote their voting capital stock for the nominees of the Lenders. Under certain circumstances as described in Item 6, the Lenders may have the right to designate for election at their discretion, although not appoint, the Investors' three designees, at which point, the Investors, in accordance with the Stockholders Agreement, have agreed to vote for such Lender designees in their capacity as holders of Common Stock, if applicable. Pursuant to the Stockholders Agreement, the Lenders and Investors have agreed to vote their shares of capital stock in order to maintain an eleven-member board of directors if the Lenders choose to elect their two board designees.

          So long as at least a majority of the initially issued shares of Preferred Stock are outstanding, the holders of the Preferred Stock, voting as a separate class, shall have the right to elect two members of the board of directors. Each holder of Preferred Stock shall be entitled to one vote for each share of Preferred Stock. As of the Closing Date, BNP Paribas held 262,467 shares of Preferred Stock, and, to BNP Paribas' knowledge, Exeter held 131,234 shares of Preferred Stock. Such holdings by BNP Paribas and, to BNP Paribas' knowledge, Exeter constitute in the aggregate all of the then issued and outstanding shares of Preferred Stock on such date.

          Except as described herein, BNP Paribas has no present plan or proposal that relates to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as a part of its ongoing review of investment alternatives, BNP Paribas may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters.

Item 5.   Interest in Securities of the Issuer.

          (a) BNP Paribas may be deemed the beneficial owner of 5,586,847 shares of Common Stock (based on ownership by BNP Paribas of 337,500 Warrants, 262,467 shares of

Preferred Stock and $2,666,667 in aggregate principal amount of Series B Notes, which were convertible into 5,586,847 shares of Common Stock as of the Closing
Date), which would represent approximately 42.2% of the Common Stock outstanding on an as converted basis (based on 7,658,660 shares of Common Stock outstanding contained in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on April 14, 2004 and added thereto for purposes of calculating such percentage the 5,586,847 shares of Common Stock held by BNP Paribas on an as converted basis).

          To BNP Paribas' knowledge, Exeter may be deemed the beneficial owner of 2,137,255 shares of Common Stock (based on ownership by Exeter of 168,750 Warrants, 131,234 shares of Preferred Stock and $1,333,333 in aggregate principal amount of Series B Notes, which were convertible into 2,137,255 shares of Common Stock as of the Closing Date), which would represent approximately 21.8% of the Common Stock outstanding on an as converted basis (based on 7,658,660 shares of Common Stock outstanding contained in the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004 and added thereto for purposes of calculating such percentage the 2,137,255 shares of Common Stock held by Exeter on an as converted basis).

          To BNP Paribas' knowledge, the Investors may be deemed the beneficial owners of 3,937,008 shares of Common Stock (based on ownership by the Investors of $4,000,000 in aggregate principal amount of the Series A Notes, which were convertible into 3,937,008 shares of Common Stock as of the Closing Date), which would represent approximately 34.0% of the Common Stock outstanding on an as converted basis (based on 7,658,660 shares of Common Stock outstanding contained in the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004 and added thereto for purposes of calculating such percentage the 3,937,008 shares of Common Stock held by the Investors on an as converted basis). The Investors may hold certain other securities of the Issuer in addition to the $4,000,000 in aggregate principal amount of the Series A Notes.

          BNP Paribas, Exeter and the Investors may be deemed to be a "group" for purposes of Rule 13d-5(b)(1) of the Exchange Act. Certain provisions of the Stockholders Agreement may be deemed an agreement by BNP Paribas, Exeter and the Investors to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of the Issuer pursuant to Rule 13d-5(b)(1) of the Exchange Act, and, accordingly, may result in the formation of a group for purposes of Sections 13(d) and 13(g) of the Exchange Act, as of the Closing Date, of all equity securities of the Issuer beneficially owned by any such persons. BNP

Paribas, as a group with Exeter and the Investors, beneficially owns the amount of Common Stock and the percentage of the Common Stock as set forth on the cover page.

          (b) BNP Paribas has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 5,586,847 shares of Common Stock (based on ownership by BNP Paribas of 337,500 Warrants, 262,467 shares of Preferred Stock and $2,666,667 in aggregate principal amount of Series B Notes, which were convertible into 5,586,847 shares of Common Stock as of the Closing Date).

          (c) Except as indicated in Item 2, BNP Paribas has not effected any transactions with respect to Warrants, the Preferred Stock or Series B Notes within the past sixty days.

          (d) Not Applicable.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as described herein, none of BNP Paribas nor, to its knowledge, the persons named in Schedule A hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

          1.   Warrant Agreement.

          As of the Closing Date, BNP Paribas held 337,500 Warrants to purchase Common Stock, which were convertible into 337,500 shares of Common Stock as of such date, and, to BNP Paribas' knowledge, Exeter held 168,750 Warrants to purchase Common Stock, which were convertible into 168,750 shares of Common Stock as of such date. To BNP Paribas' knowledge, 506,250 Warrants were outstanding in aggregate on the Closing Date. Pursuant to the Warrant Agreement, the Warrants expire on January 29, 2009, and the Exercise Price of the Warrants is equal to $.001 per share, subject to adjustment as provided in the Warrant Agreement. As of the Closing Date, the number of shares of Common Stock issuable upon the exercise of each Warrant was one. Pursuant to Section 10 of the Warrant Agreement, upon the payment of any dividend or distribution by the Issuer on its capital stock, the Issuer will simultaneously pay to each holder of Warrants a corresponding dividend or distribution. Pursuant to the Exchange Agreement, the Lenders agreed to waive their rights to any adjustment of such Exercise Price of their Warrants and their rights to receive any payment under Section 10 of the Warrant Agreement in connection with the Recapitalization and in connection with a rights offering by the Issuer to be consummated by the nine month anniversary of the Closing Date.

          The Issuer has a right of first offer with respect to a proposed transfer of the Warrants. Holders of Warrants have preemptive rights with respect to issuances of new securities by the Issuer. Holders of Warrants also have tag-along rights with respect to any proposed transfer by Albert W. Van Ness, Jr. of Common Stock or options or warrants to acquire Common Stock equal to or greater than 5% of the then outstanding shares of Common Stock to an independent third party.

          2.   Exchange Agreement.

          The Exchange Agreement is described in Item 2, incorporated herein by reference and attached hereto as Exhibit 2.

          3.   Certificate of Designations.

          As of the Closing Date, BNP Paribas held 262,467 shares of Preferred Stock, which were convertible into 2,624,673 shares of Common Stock as of such date, and, to BNP Paribas' knowledge, Exeter held 131,234 shares of Preferred Stock, which were convertible into 1,312,337 shares of Common Stock as of such date. On or about the Closing Date, the Issuer filed a Certificate of Designations authorizing 393,701 shares of Preferred Stock, out of a total authorized number of 2,000,000 shares of the Issuer's preferred stock. The Preferred Stock rank senior with respect to dividend and liquidation to the Common Stock and all classes and series of the stock of the Issuer now or hereafter authorized, issued or outstanding which by their terms do not expressly provide that they are senior to, or on parity with, the Preferred Stock with respect to dividends or liquidation (together with the Common Stock, such classes or series of stock being "Junior Securities"). Dividends on the Preferred Stock may be declared by the board of directors from time to time.

          The Issuer will not declare, pay or set aside any dividends or distributions on shares of Junior Securities, unless holders of Preferred Stock first receive, or simultaneously receive, a corresponding dividend or distribution. In the event of a change of control, holders of Preferred Stock will receive, prior to any payments to holders of Junior Securities, the liquidation preference, equal to the issue price (the "Issue Price"), which is ten times the Conversion Price (as defined below), plus any and all accrued but unpaid dividends. As of the Closing Date, the liquidation preference of the Preferred Stock attributable to BNP Paribas was $2,666,667 and Exeter's, to BNP Paribas' knowledge, was $1,333,333.

          A holder of each share of Preferred Stock may convert its Preferred Stock without the payment of any additional consideration into such number of shares of the Common Stock as is determined by dividing the Issue Price by the conversion price, which is initially $1.016 (the "Conversion Price"), subject to adjustment in the event of a subdivision (by any stock split, stock dividend or otherwise) or combination by the Issuer of its Common Stock and in the event of a distribution of shares of capital stock to holders of Junior Securities.

          So long as at least a majority of the initially issued shares of Preferred Stock are outstanding, the Issuer will not alter or modify any of the terms, designations, powers, preferences, privileges or other rights of, or restrictions provided for the benefit of holders of Preferred Stock. Holders of Preferred Stock have no voting rights, except, so long as at least a majority of the initially issued shares of Preferred Stock are outstanding, the holders of Preferred Stock, voting as a separate class, may choose to elect two members of the board of directors of the Issuer.

          The Preferred Stock, or a portion thereof, are redeemable by the Issuer at any time, subject to the Issuer's legal ability to effect a redemption under applicable law, at the Issue Price.

          Any term of the Preferred Stock may be amended or waived upon the written consent of the Issuer and the holders of at least a majority of the Preferred Stock then outstanding, except that an amendment or waiver with respect to the number of shares of

Common Stock issuable upon the exercise of conversion rights requires the consent of all of the holders of Preferred Stock then outstanding.

          4.   Stockholders Agreement.

          In accordance with the Stockholders Agreement, at each annual meeting of the stockholders of the Issuer, or at each special meeting of the stockholders of the Issuer involving the election of directors of the Issuer, and at any other time at which stockholders of the Issuer are electing directors, the Lenders and Investors agreed to vote all of their shares of voting capital stock of the Issuer presently owned or hereafter acquired by such Lenders or Investors at all times to (i) fix and maintain the number of directors at eleven, and (ii) if the Lenders choose to elect their two board designees, in favor of two designees nominated by the Lenders and three designees nominated by the Investors. Upon the occurrence of any principal payment made with respect to the Series A Notes held by the Investors, if at such time the Preferred Stock has not been converted or redeemed prior to April 14, 2011, or if any of the Actions Requiring Lender Approval (as defined below) are taken without the approval of the Lenders, the Lenders may at their discretion have the right to designate for election the Investors' three board seats in addition to their two board seats. The two directors elected by the Lenders will be selected by a majority of the shares of Preferred Stock outstanding, so long as at least a majority of the initially issued shares of Preferred Stock are outstanding.

          So long as at least a majority of the initially issued shares of Preferred Stock are outstanding, the consent of the holders of such majority will be required for the Issuer to

          (a) enter into any agreement to sell or sell all or substantially all of the Issuer's assets;

          (b) enter into any agreement or take any action to effect a capital reorganization of the Issuer or any consolidation or merger involving the Issuer;

          (c) enter into any agreement or take any action to liquidate or wind up the business or affairs of the Issuer;

          (d) amend, alter or repeal any provision of, or add any provision to, the Issuer's Certificate of Incorporation, any Certificate of Designations of preferred stock of the Issuer or Bylaws if such action would adversely alter or change in any material respect the rights, preferences or privileges of the Preferred Stock;

          (e) incur any additional indebtedness exceeding $5,000,000 in aggregate principal amount that is senior to the Convertible Notes, other than indebtedness existing as of the date of the Stockholders Agreement or replacement financing or refinancing of such existing debt;

          (f) enter into any agreement or take any action to make an acquisition, investment or divestiture exceeding $2,500,000;

          (g) enter into any agreement to issue or issue any additional shares of Common Stock, or securities convertible into or exercisable for shares of Common Stock

          (excluding shares issuable upon conversion of the Preferred Stock or Convertible Notes), to any affiliate of the Issuer without consideration or for a consideration per share less than the fair market value per share of the Common Stock, excluding grants or issuances to officers or directors of the Issuer pursuant to stock option or other employee benefit plans in existence or adopted by the Issuer; or

          (h) enter into any transaction with any of its affiliates which is not on terms which would result from an arm's length transaction, except transactions between the Issuer and any of its affiliates in their capacities as officers, directors or employees of the Issuer relating to employment-related or other compensatory arrangements (clauses (a) through (h), inclusive, being "Actions Requiring Lender Approval").

          Pursuant to the Stockholders Agreement, the Lenders have a right to sell their Preferred Stock along with the Investors in the event the Investors voluntarily or involuntarily, directly or indirectly, transfer, in whole or in part their Preferred Stock or Convertible Notes or any other right or interest therein, or enter into any transaction or series of related transactions involving the sale of Preferred Stock or Convertible Notes representing on a fully diluted, as-converted basis more than 196,851 shares of the Issuer's Common Stock. Pursuant to the Stockholders Agreement, if any of BNP Paribas, Exeter or the Investors (the "Stockholders") desire to transfer any of their Preferred Stock or Convertible Notes, as applicable, such person must first offer such Preferred Stock or Convertible Notes, as the case may be, to the non-transferring Stockholders, with certain exceptions as described in the Stockholders Agreement. Furthermore, the Issuer has granted to each of the Lenders and the Investors preemptive rights. The Stockholders Agreement terminates on the earlier of the eighth anniversary of the Closing Date or immediately upon the consummation of a change of control.

          The Stockholders Agreement terminates on the earlier of the eighth anniversary of the Closing Date or immediately upon the consummation of a change of control.

          5.   Amended and Restated Loan Agreement.

          As of the Closing Date, after giving effect to the amendment to the Existing Loan Agreement, BNP Paribas held $2,666,667 in aggregate principal amount of the Series B Notes, which were convertible into 2,624,673 shares of Common Stock as of such date, and, to BNP Paribas' knowledge, Exeter held $1,333,333 in aggregate principal amount of the Series B Notes, which were convertible into 656,168 shares of Common Stock as of such date. As of the Closing Date, after giving effect to the amendment to the Existing Loan Agreement and to BNP Paribas' knowledge, the Investors held $4,000,000 in aggregate principal amount of the Series A Notes, which were convertible into 3,937,008 shares of Common Stock as of such date. The Convertible Notes are governed by the Amended and Restated Loan Agreement, and are guaranteed by each subsidiary of the Issuer. The terms of the Convertible Notes are identical, except for the conversion price, which with respect to the Series A Notes, which are held by the Investors, is equal to the Conversion Price of the Preferred Stock, or $1.016, and for the Series B Notes is equal to an amount equal to two times such Conversion Price, or $2.032. According to their respective terms, the Series B Notes are convertible into a number of shares of Common

Stock determined by taking the sum of the principal amount of Series B Notes, and adding thereto any interest due and unpaid from the date of issue to the date of conversion, and dividing such amount by a conversion price of $2.032. The Conversion Price will be adjusted whenever the Issuer declares and pays a dividend to the holders of Common Stock in shares of Common Stock, declares and pays a dividend through issuances of other securities convertible or exchangeable into shares of Common Stock or if Common Stock is split. The Conversion Price will be adjusted to account for any reorganization, stock reclassification, consolidation, merger or substantial sale of assets. Upon the occurrence of a change of control of the Issuer, holders of Convertible Notes will have the right to automatically convert their Convertible Notes into shares of Common Stock.

          The Issuer will pay interest in respect of the unpaid principal amount of the Convertible Notes at a rate equal to 9% per annum until the second anniversary of the Closing Date, 10.5% per annum from the second anniversary of the Closing Date to the fourth anniversary of the Closing Date and 12% from the fourth anniversary of the Closing Date to the seventh anniversary of the Closing Date, and thereafter interest is calculated on the basis of a 360-day year of twelve 30-day months and is paid quarterly. Overdue interest bears interest at a rate per annum equal to 2% in excess of the then applicable rate.

          The Convertible Notes are scheduled to mature on April 14, 2011. At any time after the first anniversary of the Closing Date, the Issuer may prepay the Convertible Notes in whole or in part on a pro rata basis, provided that partial payments must be in amounts of at least $500,000 and if greater, in integrals of $500,000. Prepayment on the Convertible Notes is prohibited so long as any senior indebtedness is outstanding under the Loan and Security Agreement, dated as of June 27, 2002, among the Issuer, certain of its subsidiaries, Fleet Bank, N.A. and other lenders party thereto, subject to certain exceptions.

          Under the Amended and Restated Loan Agreement, the Issuer is required to comply with customary affirmative covenants and is prohibited and will prevent its subsidiaries from declaring, any dividends, with certain exceptions as described in the Amended and Restated Loan Agreement. The Issuer must maintain a minimum consolidated EBITDA to interest ratio as provided in the Amended and Restated Loan Agreement. The Issuer will not, and will not permit its subsidiaries to, make any payment, redemption or acquisition for value of any junior indebtedness or amend, modify or permit the amendment or modification of any of the Existing Indebtedness in any manner adverse to the Lenders. The Issuer may not amend or modify or change its Certificate of Incorporation, By-Laws or certain other agreements in any manner adverse to the Lenders. The Issuer will also be required to impose certain customary restrictions on the actions of its subsidiaries.

          Among customary events of default, the Issuer's or any of its subsidiaries' taking of any of the Actions Requiring Lender Approval described in the Stockholders Agreement without Lender approval constitutes an event of default under the Amended and Restated Loan Agreement. A default under any of the Issuer's obligations under debt and certain other instruments in an amount exceeding $100,000 will result in a default under Amended and Restated Loan Agreement. The Issuer's obligations evidenced by the Convertible Notes will be subordinated in right of payment to the payment in full of all senior indebtedness.

          6.   Registration Rights Agreement.

          On April 14, 2004, the Issuer, the Investors and the Lenders entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the holders of at least a majority of the shares of Common Stock issued or issuable upon conversion of the Preferred Stock and/or at least a majority of the number of shares of Common Stock issued or issuable upon the conversion of the Convertible Notes may request that the Issuer register its Registrable Securities (as defined in the Registration Rights Agreement). The Issuer will not be required to file a Form S-1 registration until the consummation of a rights offering by the Issuer, so long as such rights offering is consummated prior to January 14, 2005.

          Whenever the Issuer proposes to register any of its equity securities under the Securities Act, whether or not for its own account, then the holders of Convertible Notes and the Preferred Stock will have the right to request any amount of Registrable Securities to be registered along with such registration, subject to certain oversubscription provisions as described in the Registration Rights Agreement.

          The foregoing descriptions of the Warrant Agreement, the Exchange Agreement, the Amended and Restated Loan Agreement, the Certificate of Designations, the Stockholders Agreement and the Registration Rights Agreement are qualified in their entirety by reference to such document, copies of which are filed herewith as Exhibits 1, 2, 3, 5, 6 and 7, respectively.

Item 7.   Material to be filed as Exhibits

          The following exhibits are filed with this statement:

1. Warrant Agreement, dated as of January 29, 1999, by and among the Issuer, the Lenders and the Investors.

2. Restructuring and Exchange Agreement, dated as of April 14, 2004, by and among the Issuer, the Lenders and the Investors (incorporated herein by reference to Exhibit 10.25 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).

3. Amended and Restated Senior Subordinated Loan Agreement, dated as of April 14, 2004, by and among the Issuer and the financial institutions party thereto (incorporated herein by reference to Exhibit 10.26 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).

4. Form of Convertible Note, dated April 14, 2004, by the Issuer (incorporated herein by reference to Exhibit 10.27 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14,
         2004).

5. Certificate of Designations, Preferences and Rights of Series A Convertible Redeemable Preferred Stock of the Issuer filed with the Secretary of State of the State of Delaware on April 14, 2004 (incorporated herein by reference to Exhibit 4.5 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).

6. Stockholders Agreement, dated April 14, 2004, by and among the Issuer, the Investors and the Lenders (incorporated herein by reference to Exhibit 10.29 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).

7. Registration Rights Agreement, dated as of April 14, 2004, by and among the Issuer, the Investors and the Lenders (incorporated herein by reference to Exhibit 10.28 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  As of April 26, 2004

                                               BNP PARIBAS

                                           By: /s/ Jeffrey Youle
                                              ----------------------------------
                                              Name:   Jeffrey Youle
                                              Title:  Managing Director

                                           By: /s/ John Powers
                                              ----------------------------------
                                              Name:   John Powers
                                              Title:  Managing Director

                                                                    SCHEDULE A

          The following table sets forth the executive officers and directors of BNP Paribas: (i) the name of such person; (ii) the present principal occupation or employment of such person; and (iii) the citizenship of such person. The principal occupation set forth opposite an individual's name refers to BNP Paribas and the principal business address of each such director and executive officer is 16 Boulevard des Italiens, 75009, Paris, France.

                                    Directors

----------------------------------------------------------------------------
Name                   Present Principal Occupation        Citizenship
----------------------------------------------------------------------------

Baudouin Prot               Director and CEO                 France
----------------------------------------------------------------------------
Michel Pebereau             Director                         France
----------------------------------------------------------------------------
Patrick Auguste             Director                         France
----------------------------------------------------------------------------
Claude Bebear               Director                         France
----------------------------------------------------------------------------
Jean-Louis Beffa            Director                         France
----------------------------------------------------------------------------
Gerhard Cromme              Director                         France
----------------------------------------------------------------------------
Michel Francois-Poncet      Director                         France
----------------------------------------------------------------------------
Jacque Friedmann            Director                         France
----------------------------------------------------------------------------
Jean-Marie Gianno           Director                         France
----------------------------------------------------------------------------
Francois Grappotte          Director                         France
----------------------------------------------------------------------------
Alain Joly                  Director                         France
----------------------------------------------------------------------------
Denis Kessler               Director                         France
----------------------------------------------------------------------------
Lindsay Owen-Jones          Director                         France
----------------------------------------------------------------------------
David Peake                 Director                         France
----------------------------------------------------------------------------
Helene Ploix                Director                         France
----------------------------------------------------------------------------
Louis Schweitzer            Director                         France
----------------------------------------------------------------------------
Jean-Francois Trufelli      Director                         France
----------------------------------------------------------------------------


                               Executive Committee

--------------------------------------------------------------------------------
Name                           Present Principal Occupation          Citizenship
--------------------------------------------------------------------------------

Baudouin Prot                  Director and CEO                         France
--------------------------------------------------------------------------------
Philippe Blavier               Corporate and Investment Banking         France
--------------------------------------------------------------------------------
Jean-Laurent Bonnafe           French Retail Banking                    France
--------------------------------------------------------------------------------
Philippe Bordenave             Group Development and Finance            France
--------------------------------------------------------------------------------
Jean Clamon                    Chief Operating Officer                  France
--------------------------------------------------------------------------------
Georges Chodron de Courcel     Chief Operating Officer                  France
--------------------------------------------------------------------------------
Herve Gouezel                  Group Information Systems                France
--------------------------------------------------------------------------------
Bernard Lemee                  Group Human Resources                    France
--------------------------------------------------------------------------------
Vivien Levy-Garboua            Asset Management and Services            France
--------------------------------------------------------------------------------
Amaury-Daniel de Seze          BNP Paribas Capital                      France
--------------------------------------------------------------------------------
Pierre Mariani                 International Retail and
                                  Financial Services                    France
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

1. Warrant Agreement, dated as of January 29, 1999, by and among the Issuer, the Lenders and the Investors.

2. Restructuring and Exchange Agreement, dated as of April 14, 2004, by and among the Issuer, the Lenders and the Investors (incorporated herein by reference to Exhibit 10.25 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).

3. Amended and Restated Senior Subordinated Loan Agreement, dated as of April 14, 2004, by and among the Issuer and the financial institutions party thereto (incorporated herein by reference to Exhibit 10.26 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).

4. Form of Convertible Note, dated April 14, 2004, by the Issuer (incorporated herein by reference to Exhibit 10.27 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14,
         2004).

5. Certificate of Designations, Preferences and Rights of Series A Convertible Redeemable Preferred Stock of the Issuer filed with the Secretary of State of the State of Delaware on April 14, 2004 (incorporated herein by reference to Exhibit 4.5 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).

6. Stockholders Agreement, dated April 14, 2004, by and among the Issuer, the Investors and the Lenders (incorporated herein by reference to Exhibit 10.29 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).

7. Registration Rights Agreement, dated as of April 14, 2004, by and among the Issuer, the Investors and the Lenders (incorporated herein by reference to Exhibit 10.28 to the Issuer's Annual Report on Form 10-K filed with the Commission on April 14, 2004).